Exhibit 99.(a)(1)(G)

Over the next few days the Company will roll out our Stock Option Exchange Program, affording employees an opportunity to exchange certain stock options for Restricted Stock Units. While this announcement pertains only to employees eligible to participate, we wanted all employees to be aware of the program.

Our goal in offering this program is to re-incentivize employees with stock options with exercise prices at or above $4.90 per share by allowing them to receive a reduced number of restricted stock units in exchange for these options. The follow up material you will be receiving contains program details including a table of exchange rates and a description of vesting rules. This program is one of a series of measures undertaken by the Company to ensure our compensation programs are market-competitive and support our objective of making AMCC a company for which people strive to work.

The decision of whether or not to participate in the program is a personal one to be made based on each person’s own unique circumstances. Please make sure to study carefully the program materials you receive; they should provide all the information you need to make an informed decision.

--Kambiz